UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bruush Oral Care Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

11750K203
(CUSIP Number)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

with a copy to:

Steven A. Lipstein, Esq.

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, NJ 08830

(732) 395-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11750K203	13D

1	NAMES OF REPORTING PERSONS
Yaletown Bros. Ventures Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,997,575 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,997,575 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,997,575 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 17,177 common shares purchased by the Reporting Persons pursuant to certain subscription agreements executed with the Issuer from December 21, 2018 through June 24, 2020. These shares are currently held in a brokerage account. See Item 3.

(2) Based on 43,213,195 common shares outstanding as of December 7, 2023, according to information provided by the Issuer.

CUSIP No. 11750K203	13D

1	NAMES OF REPORTING PERSONS
Matthew Friesen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,997,575 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,997,575 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,997,575 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 17,177 common shares purchased by the Reporting Persons pursuant to certain subscription agreements executed with the Issuer from December 21, 2018 through June 24, 2020. These shares are currently held in a brokerage account. See Item 3.

(2) Based on 43,213,195 common shares outstanding as of December 7, 2023, according to information provided by the Issuer.

CUSIP No. 11750K203	13D

1	NAMES OF REPORTING PERSONS
Bradley Friesen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,997,575 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,997,575 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,997,575 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 17,177 common shares purchased by the Reporting Persons pursuant to certain subscription agreements executed with the Issuer from December 21, 2018 through June 24, 2020. These shares are currently held in a brokerage account. See Item 3.

(2) Based on 43,213,195 common shares outstanding as of December 7, 2023, according to information provided by the Issuer.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to common shares without par value (“Common Shares”), of Bruush Oral Care Inc. (the “Issuer”), a British Columbia, Canada corporation, with principal executive offices at 128 West Hastings Street, Unit 210 Vancouver, British Columbia V6B 1G8 Canada.

Item 2.	Identity and Background.

a) This Schedule 13D is being filed jointly by the entity and individuals listed below (individually, the “Reporting Person” and collectively the “Reporting Persons”).

(i) Yaletown Bros. Ventures Ltd;

(ii) Matthew Friesen; and

(iii) Bradley Friesen.

Yaletown Bros. Ventures Ltd is jointly held and controlled by Messers Matthew Friesen and Bradley Friesen.

b) The business address of the principal office of Yaletown Bros. Ventures Ltd and Mr. Matthew Friesen is 2602 289 Drake Street, Vancouver, British Columbia V6B 5Z5 Canada, and the business address of Mr. Bradley Friesen is 4104 1283 Howe Street, Vancouver BC V6Z 0E3 Canada.

c) The Reporting Persons are principally engaged in the business of investment management and investing in securities. The reported securities are held directly by Yaletown Bros. Ventures Ltd. The general partners and directors of Yaletown Bros. Ventures Ltd. are Matthew Friesen and Bradley Friesen. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A.

d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) Yaletown Bros. Ventures Ltd is organized under the law of British Columbia, Canada. Messers Matthew Friesen and Bradley Friesen are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

During years 2018 through 2020, the Reporting Persons purchased 476,111 Common Shares at different prices ranging from CAD$2.00 to CAD $6.00 per share pursuant to subscription agreements executed on the dates and under the terms summarized below:

December 21, 2018: 200,000 Common Shares at CAD$4.00 per share;

May 16, 2019: 111,111 Common Shares at CAD$3.60 per share;

February 12, 2020: 40,000 Class A Voting Common Shares at CAD$5.00 per share; and

June 24, 2020: 125,000 Class A Voting Common Shares at CAD$2.00 per share.

On July 17, 2020, the Issuer enacted a stock split of 1 to 3.4815 (the “Forward Split).

On July 29, 2022, the Issuer completed a share reorganization (the “Share Reorganization”) to redesignate all Class B shares to Common Shares and to convert the Class A shares to Common Shares. The Issuer also effected a share consolidation on the basis of 1 new share for each 3.86 shares outstanding (the “Consolidation”). Prior to the Share Reorganization and Consolidation, the Issuer had 6,824,127 Class A and 7,130,223 Class B common shares issued and outstanding. Immediately following the Share Reorganization and Consolidation, the Issuer had 3,615,116 Common Shares outstanding.

As a result of the Forward Split and the Consolidation, the Reporting Person owned 429,425 Common Shares as of July 29, 2022.

On August 1, 2023, the Issuer effected the Reverse Stock Split at a ratio of 1-for-25 to comply with the Nasdaq’s minimum bid price requirement (the “August 2023 Reverse Split). As a result of the August 2023 Reverse Split, every 25 Common Shares issued and outstanding were exchanged for one Common Share.

As a result of the August 2023 Reverse Split, the Reporting Person owned 17,177 Common Shares as of August 1, 2023. These shares are currently held in a brokerage account.

Credit Support Share Agreement

On August 25, 2023, the Issuer or (the “Company”) entered into a credit support fee agreement, amended on October 23, 2023 (the “Credit Support Agreement”) with Yaletown Bros Ventures Ltd. Reporting Person (“YBV”), pursuant to which YBV agreed to provide for the Company an irrevocable standby letter of credit in the face amount of $2,000,000 (the “Credit Support”).

Under the Credit Support Agreement, as amended on October 23, 2023, YBV would receive a number of shares equal to the total amount of the Credit Support drawn by the Company as of October 24, 2023 divided by the closing price of the Common Shares on the last trading day prior to October 24, 2023. YBV received a total amount of 9,980,398 Common Shares from the Company as reflected on the table below.

The Reporting Persons received the shares as follows:

Date	Amount of Shares
October 11	2,644,508
October 17	599,161
October 24	6,736,729
Total	9,980,398

The Issuer filed a registration statement on Form F-1 with the SEC to register 9,980,398 Common Shares issued under the Credit Support Agreement, which was declared effective by the SEC on October 31, 2023.

Item 4.	Purpose of Transaction.

The information set forth in Items 2, 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional Common Shares, or other securities of the Issuer; selling Common Shares, or other securities of the Issuer; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). From the first issuance on October 11, 2023 through the final issuance of October 24, 2023, the Reporting Persons beneficially owned an approximate range of 63% to 82% interest in the securities of the Issuer. As of December 7, 2023, the Reporting Persons may be deemed to beneficially own, in the aggregate, 9,997,575 Common Shares, which represent, in the aggregate, approximately 23.1% of the outstanding Common Shares, calculated pursuant to the Exchange Act and based on information provided by the Issuer.

(c) Except as set forth in Item 4, no Reporting Person has effected any transaction in the Common Shares during the past 60 days.

(d)-(e) not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of December 11, 2023, among the Reporting Persons.

Exhibit B	Credit Support Share Agreement executed August 25, 2023.

Exhibit C	Amendment to Credit Support Agreement, incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Issuer on October 24, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

YALETOWN BROS. VENTURES LTD

By:	/s/ Matthew Friesen
Name:	Matthew Friesen
Title:	General Partner

By:	/s/ Bradley Friesen
Name:	Bradley Friesen
Title:	General Partner

MATTHEW FRIESEN

By:	/s/ Matthew Friesen
Name:	Matthew Friesen

BRADLEY FRIESEN

By:	/s/ Bradley Friesen
Name:	Bradley Friesen

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. It is understood and agreed that each of the persons named below is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but such person is not responsible for the completeness or accuracy of information concerning the other person(s) unless such person knows or has reason to believe that such information is inaccurate.

Date: December 11, 2023

YALETOWN BROS. VENTURES LTD

By:	/s/ Matthew Friesen
By:	Matthew Friesen,
Its General Partner

By:	/s/ Bradley Friesen
By:	Bradley Friesen,
Its General Partner

MATTHEW FRIESEN

By:	/s/ Matthew Friesen
Name:	Matthew Friesen

BRADLEY FRIESEN

By:	/s/ Bradley Friesen
Name:	Bradley Friesen

EXHIBIT B

CREDIT SUPPORT SHARE AGREEMENT

This Credit Support Fee Agreement, dated as of August 25, 2023 (the “Agreement”), is entered into by and between BRUUSH ORAL CARE INC., a British Columbia company having its principal place of business at 128 West Hastings Street, Unit 210, Vancouver, British Columbia (“Company”), and YALETOWN BROS VENTURES LTD., a British Columbia company having a registered office at 1900 - 1040 West Georgia Street, Vancouver, British Columbia (“YBV”, and together with Company, the “Parties”, and each, a “Party”).

WHEREAS, the Company has requested that YBV provide credit support to the Company by providing (or causing to be provided) to Toronto-Dominion Bank (“TD”) an irrevocable standby letter of credit in the face amount of US $2,000,000 (the “Credit Support”) and YBV has provided such Credit Support prior to the date hereof;

WHEREAS, the provision of the Credit Support will be a benefit to the Company;

WHEREAS, in order to induce YBV to provide (or cause to provide) the Credit Support, the Company has agreed to issue to YBV common shares in the capital of the Company (“Shares”) as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Compensation.

1.1 In consideration of the Credit Support, the Company shall deliver to YBV Shares as follows:

(a)	on September 25, 2023 (the “Initial Share Consideration Date”), a number of Shares equal to the initial amount of the Credit Support divided by the closing price of the Shares on September 22, 2023; and

(b)	if the provision of Credit Support is ongoing as of the Initial Share Consideration Date, for every succeeding week that such provision of Credit Support remains ongoing, the Company shall deliver Shares to YBV on the applicable Additional Share Consideration Date in an amount equal to 25% of the initial amount of the Credit Support divided by the closing price of the Shares on the last trading day prior to delivery of such Additional Share Consideration Date. For purposes of this Section 1.1(b) “Additional Share Consideration Date” means for so long as the provision of Credit Support remains ongoing, each of October 3, 2023; October 10, 2023; October 17, 2023; and October 24, 2023.

1.2 The Company shall be responsible for any sales, VAT, or other similar taxes payable in connection with the issuance of the Shares pursuant to this Agreement.

1.3 YBV shall furnish such certificates or other documents reasonably required by the Company so that the issuance of the Shares hereunder complies with applicable securities laws and exchange requirements.

2. Registration Rights.

2.1 Following the date that the resale registration statement required to be filed by that certain Inducement Letter entered into by the Company on August 22, 2023 is declared effective (the “Inducement Effective Date”), the Company shall use its commercially reasonable efforts to file, a registration statement under the U.S. Securities Act of 1933, as amended (including the rules and regulations promulgated by the SEC thereunder) (the “Securities Act”) covering the resale any Shares issued hereunder on a delayed or continuous basis, as soon as reasonably practicable following the date of any issuance of Shares hereunder (“Registrable Securities”), but in any event prior to (i) 60 days following such issuance if such 60th date is following Inducement Effective Date, or (ii) if such 60th is not following Inducement Effective Date, on the earliest SEC filing date following the Inducement Effective Date.

2.2 Whenever the Company is required to use its commercially reasonable efforts to effect the registration of any offering of Registrable Securities under the Securities Act as provided in Section 2.1, the Company shall use its commercially reasonable efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall use its commercially reasonable efforts to cooperate in the sale of the Registrable Securities and shall use its commercially reasonable efforts to, as expeditiously as possible:

(a)	Prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement and use its commercially reasonable efforts to cause such Registration Statement to be continuously effective as long as the Registrable Securities have not been sold or until they can be sold under Rule 144 and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement, and cause the related Prospectus to be supplemented by any prospectus supplement or Issuer Free Writing Prospectus as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act.

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(b)	Notify YBV as promptly as reasonably practicable, and confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other governmental entity for amendments or supplements to a Registration Statement or related Prospectus or Issuer Free Writing Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) if the Company becomes aware at any time that the representations and warranties of the Company contained in any underwriting agreement, securities sale agreement, or other similar agreement relating to the offering cease to be true and correct in any material respect, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or overt threatening of any proceeding for such purpose, and (vi) of the happening of any event (but not the nature or the details concerning such event) that makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference or any Issuer Free Writing Prospectus related thereto untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus, documents or Issuer Free Writing Prospectus so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and that in the case of any Prospectus or Issuer Free Writing Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)	Use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the reasonably earliest practical date.

(d)	If requested by YBV, promptly include in a Prospectus supplement, post-effective amendment or Issuer Free Writing Prospectus such information as YBV may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such Prospectus supplement, such post-effective amendment or Issuer Free Writing Prospectus as soon as practicable after the Company has received such request.

(e)	Furnish or make available to YBV without charge, such number of conformed copies of the Registration Statement and each post-effective amendment thereto, including financial statements, and such other documents, as YBV may reasonably request in order to facilitate the disposition of the Registrable Securities.

(f)	Deliver to YBV without charge, as many copies of the Prospectus or Prospectuses (including each form of Prospectus and any Issuer Free Writing Prospectus related to any such Prospectuses) and each amendment or supplement thereto as YBV may reasonably request in connection with the distribution of the Registrable Securities; and the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by YBV in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any such amendment or supplement thereto.

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(g)	Reserved.

(h)	Cooperate with YBV to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations from YBV that the Registrable Securities represented by the certificates so delivered by YBV will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered in such names as YBV may request at least two (2) Business Days prior to any sale of Registrable Securities.

(i)	Upon the occurrence of any event contemplated by Sections 2.2(b)(ii), (b)(iv), (b)(v), or (b)(vi) above, prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference or an Issuer Free Writing Prospectus related thereto, or file any other required document so that, as thereafter delivered to YBV, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)	Provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement.

(k)	Use its commercially reasonable efforts to cause all Registrable Securities covered by such Registration Statement to be authorized to be listed on (i) the Nasdaq Capital Market, so long as securities of the same class issued by the Company are then listed on the Nasdaq Capital Market and (ii) each other national securities exchange, if any, on which securities of the same class issued by the Company are then listed.

(1)	Enter into customary agreements and take all such other actions reasonably requested by YBV to expedite or facilitate the disposition of such Registrable Securities.

(m)	Reserved.

(n)	Otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC and any applicable national securities exchange, to the extent applicable to the offer and sale of Registrable Securities by YBV from time to time in accordance with the methods of distribution set forth in the Registration Statement.

(o)	YBV agrees that, upon receipt of written notice from the Company of the happening of any event of the kind described in Sections 2.2(b)(ii), (b)(iv), (b)(v), or (b)(vi) hereof, YBV will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until YBV’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 2.2(i) hereof, or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus.

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2.3 As used in this Section 2:

“Issuer· Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of the Registrable Securities.

“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, any Issuer Free Writing Prospectus related thereto, and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus

“Registration Statement” means any registration statement of the Company under the Securities Act which permits the public offering of any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 under the Securities Act.

“SEC” means the United States Securities and Exchange Commission.

3. Repayment of the Credit Support. If as of October 24, 2023, TD shall have drawn on the Credit Support, as soon as possible thereafter the Company shall reimburse YBV the amount of any such draw.

4. No Association. This Agreement shall not be construed to create any association, partnership, joint venture, employee, or agency relationship between YBV and Company for any purpose. YBV has no authority (and shall not hold itself out as having authority) to bind Company and YBV shall not make any agreements or representations on Company’s behalf without Company’s prior written consent.

5. Miscellaneous.

5.1 Notices. Each Party shall deliver all notices, requests, consents, claims, demands, waivers and other communications under this Agreement (each, a “Notice”) in writing and addressed to the other Party at the addresses set forth in the preamble to this Agreement (or to such other address that may be designated by the receiving party from time to time in accordance with this Section). Notices sent in accordance with this Section will be conclusively deemed validly and effectively given: (a) on the date of receipt, if delivered by personal delivery, or by a nationally recognized same day or overnight courier (with all fees prepaid); (b) upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “read receipt” function, as available, return email or other form of written acknowledgment), if delivered by email; or (c) on the second day after the date mailed by certified or registered mail, return receipt requested, postage prepaid.

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5.2 Governing Law. This Agreement and all matters arising out of or relating to this Agreement are governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

5.3 Amendments and Modifications. This Agreement, and each of the terms and provisions hereof, may only be amended, modified, waived, or supplemented by an agreement in writing signed by each Party.

5.4 Assignment; Successors and Assigns. Neither Party shall assign, transfer, delegate, or subcontract any of its rights or obligations under this Agreement without the prior written consent of the other Party. Any purported assignment or delegation in violation of this Section shall be null and void. This Agreement will enure to the benefit of and be binding upon each of the Parties and each of their respective permitted successors and permitted assigns.

5.5 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

5.6 Entire Agreement. This Agreement and the documents to be delivered hereunder, and all related exhibits and schedules constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

5.7 Transaction Costs. The Company shall reimburse YBV for any out of pocket expenses incurred (including reasonable and documented fees of counsel to YBV) in connection with the preparation, documentation or enforcement of this Agreement or any of the matters referred to herein.

5.8 Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together constitutes one and the same agreement. Delivery of an executed counterpart of this Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Agreement.

5.9 No Other Agreements. This Agreement represents the entire agreement of the Parties as to the matters set forth herein and shall supersede any and all previous contracts, arrangements or understandings among the Parties.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

BRUUSH ORAL CARE INC.

By	/s/ Aneil Manhas
Name:	Aneil Manhas
Title:	CEO

YALETOWN BROS VENTURES LTD.

By	/s/ Matthew Friesen
Name:	Matthew Friesen
Title:	Director

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